SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.                 )*

VAPOTHERM, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

922107107

(CUSIP number)

M.O.J.M. Perret

Cooperatieve Gilde Healthcare III Sub-Holding UA

Newtonlaan 91

3584 BP Utrecht

The Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 922107107	13D	Page 1 of 8 Pages

1	NAMES OF REPORTING PERSON Cooperatieve Gilde Healthcare III Sub-Holding U.A. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,189,026
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,189,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,026 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare III Sub-Holding U.A. (“Gilde Healthcare”). Gilde Healthcare III Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare III Management B.V. is fully owned by Gilde Healthcare Holding BV. Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

The percentage set forth in row (13) is based on the 17,332,925 outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of Vapotherm, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on November 15, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on November 16, 2018.

SCHEDULE 13D

CUSIP NO. 922107107	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare III Management B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,189,026 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,189,026 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,026 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare III Sub-Holding U.A. (“Gilde Healthcare”). Gilde Healthcare III Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare III Management B.V. is fully owned by Gilde Healthcare Holding BV. Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

The percentage set forth in row (13) is based on the 17,332,925 outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of Vapotherm, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on November 15, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on November 16, 2018.

SCHEDULE 13D

CUSIP NO. 922107107	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare Holding B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,189,026 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,189,026 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,026 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare III Sub-Holding U.A. (“Gilde Healthcare”). Gilde Healthcare III Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare III Management B.V. is fully owned by Gilde Healthcare Holding BV. Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

The percentage set forth in row (13) is based on the 17,332,925 outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of Vapotherm, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on November 15, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on November 16, 2018.

SCHEDULE 13D

CUSIP NO. 922107107	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSON Geoff Pardo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,189,026 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,189,026 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,026 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (2)
14	TYPE OF REPORTING PERSON* IN

(1)

All shares are held of record by Cooperatieve Gilde Healthcare III Sub-Holding U.A. (“Gilde Healthcare”). Gilde Healthcare III Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare III Management B.V. is fully owned by Gilde Healthcare Holding BV. Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

The percentage set forth in row (13) is based on the 17,332,925 outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of Vapotherm, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on November 15, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on November 16, 2018.

SCHEDULE 13D

CUSIP NO. 922107107	13D	Page 5 of 8 Pages

Item 1. Security and Issuer.

The title and class of securities to which this Statement on Schedule 13D (this “ Statement ”) relates is the common stock, par value $0.001 per share (the “ Common Stock ”), of Vapotherm, Inc., a Delaware corporation (the “ Issuer ”). The address of the principal executive offices of the Issuer is 100 Domain Drive, Exeter, New Hampshire 03833. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2. Identity and Background.

(a) This Statement is being filed by Cooperatieve Gilde Healthcare III Sub-Holding UA (“Gilde Healthcare”), Gilde Healthcare III Management B.V. (“GHCIIIM”), Gilde Healthcare Holding B.V. (“GHH”, and together with Gilde Healthcare and GHCIIIM, the “Reporting Entities”) and Geoff Pardo (“Pardo”). The Reporting Entities and Pardo are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The business address of the principal offices of each Reporting Persons is Newtonlaan 91, 3584 BP Utrecht, the Netherlands.

(c) GHCIIIM manages and advises Gilde Healthcare and is owned by GHH. Gilde Healthcare makes venture capital investments in companies developing biotechnology, molecular diagnostics and medical technology products. Pardo is a partner of Gilde Healthcare. In addition, Pardo is a member of the Issuer’s board of directors (the “Board”).

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) GHCIIIM and GHH are limited liability companies organized under Dutch law. Gilde Healthcare is a private equity investment fund organized under Dutch law. Geoff Pardo is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Issuer effected a 1-for-14 reverse stock split (the “Split”) of its issued and outstanding common and convertible preferred stock and all shares of the Issuer’s preferred stock converted into shares of the Issuer’s Common Stock at the applicable conversion rate (the “Conversion”) on November 2, 2018. Accordingly, all share and per share amounts have been adjusted to reflect this reverse stock split.

Prior to the IPO (and as adjusted for the above-described reverse split):

•

Gilde Healthcare purchased an aggregate of 482,142 shares of Series B convertible preferred stock of the Issuer, 401,527 shares of Series C convertible preferred stock of the Issuer, 144,410 shares of Series D convertible preferred stock of the Issuer, and 68,447 shares of Series D-1 convertible preferred stock of the Issuer, all in a series of private placement transactions for an aggregate purchase price of approximately $15,628,380.

In addition, on November 14, 2018, in connection with the Offering, Gilde Healthcare purchased an additional 92,500 shares of Common Stock for a purchase price of $14.00 per share and an aggregate purchase price of $1,295,000 (the “Purchase”). Following the Split, the Conversion and the Purchase, Gilde Healthcare directly held an aggregate of 1,189,026 shares of Common Stock.

All shares of the capital stock of the Issuer purchased by Gilde Healthcare have been purchased using investment funds provided to Gilde Healthcare. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

SCHEDULE 13D

CUSIP NO. 922107107	13D	Page 6 of 8 Pages

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Pardo is a member of the Board. In addition, in his capacity as a director, Pardo may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to a plan or policy with regard to compensation of members of the Board.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Based on the 17,332,925 outstanding shares of common stock, par value $0.001 per share (“ Common Stock ”), of Vapotherm, Inc., a Delaware corporation (the “ Issuer ”), reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (“ SEC ”) on November 15, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on November 16, 2018.

Gilde Healthcare is the record holder of an aggregate of 1,189,026 shares of Common Stock, which represents beneficial ownership of approximately 6.9% of the outstanding shares of Common Stock on November 16, 2018.

GHCIIIM, as the manager of Gilde Healthcare, has the power to vote and dispose of securities held by Gilde Healthcare and may be deemed to beneficially own the securities held of record by Gilde Healthcare.

Pardo is a partner of Gilde Healthcare. Pardo shares the decision-making power (and has no power to decide on his own) of GHCIIIM with respect to the voting and disposition of the securities of the Issuer beneficially owned by GHCIIIM. As a result, Pardo may be deemed to beneficially own the securities of the Issuer held of record by Gilde Healthcare. As a result, each of the Reporting Persons may beneficially own an aggregate of 1,189,026 shares of Common Stock, or approximately 6.9% of the outstanding Common Stock.

(b) Each Reporting Person has shared power to vote and dispose of 1,189,026 shares of Common Stock.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Only Gilde Healthcare has the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by Gilde Healthcare.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Registration Rights

The information contained in items 3 and 4 of this statement is incorporated herein by reference. The Issuer, Gilde Healthcare and certain other investors are party to a tenth amended and restated registration rights agreement, as amended (the “ Registration Rights Agreement ”), dated September 27, 2018, giving such parties the right to demand that the Issuer file a registration statement or request that the investors’ shares of Common Stock be covered by a registration statement that the Issuer otherwise files. The registration rights terminate upon the earliest of (i) the date that is five years after the closing of the

SCHEDULE 13D

CUSIP NO. 922107107	13D	Page 7 of 8 Pages

IPO and (ii) with respect to each stockholder following the closing of the IPO, at the earlier of such time at which such stockholder (A) can sell all shares of Common Stock held by it pursuant to Rule 144(b)(1)(i) of the Securities Act of 1933, as amended (the “ Securities Act ”) or (B) holds one percent or less of the outstanding Common Stock and all registrable securities held by such stockholder can be sold in any three month period without registration in compliance with Section 144 of the Securities Act.

This foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit B hereto and is incorporated herein by reference.

Lock-up Agreement

The Issuer, along with its directors, executive officers and substantially all of its other stockholders, including Gilde Healthcare, have agreed with the underwriters for the IPO that, for a period of 180 days following November 15, 2018, they will not sell or transfer any shares of the Common Stock or any securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and William Blair & Company, L.L.C.

The foregoing description of the lockup agreements is qualified in its entirety by reference to the Form of Lock-up Agreement, which is filed as Exhibit C hereto and is incorporated by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Pardo. The indemnification agreement requires the Issuer, among other things, to indemnify Pardo for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Pardo in any action or proceeding arising out of his service as a director. The above summary is qualified by reference to the full text of the indemnification agreement, a form of which is filed as Exhibit D to this Statement and is incorporated herein by reference.

Pardo, in his capacity as director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards pursuant to a plan or policy with regard to compensation of members of the Board.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated January 10, 2019, by and among the Reporting Person (filed herewith).

Exhibit B:	Tenth Amended and Restated Registration Rights Agreement (incorporated by reference to exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-227897), filed with the SEC on October 19, 2018).

Exhibit C:	Form of Lock-up Agreement (incorporated by reference to Exhibit B of exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-227897), filed with the SEC on October 19, 2018).

Exhibit D:	Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.11 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on October 19, 2018 (SEC File No. 333-227897) and incorporated herein by reference).

SCHEDULE 13D

CUSIP NO. 922107107	13D	Page 8 of 8 Pages

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: January 11, 2019		COOPERATIEVE GILDE HEALTHCARE III SUB-HOLDING U.A.

By: GILDE HEALTHCARE III MANAGEMENT B.V. Its: Manager

	By:	/s/ M.O.J.M. Perret
Name: M.O.J.M. Perret
Title: Managing Director

GILDE HEALTHCARE III MANAGEMENT B.V.

	By:	/s/ M.O.J.M. Perret
Name: M.O.J.M. Perret
Title: Managing Director

GILDE HEALTHCARE HOLDING B.V.

	By:	/s/ M.O.J.M. Perret
Name: M.O.J.M. Perret
Title: Managing Director

/s/ Geoff Pardo
Geoff Pardo